Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.

SUPPLEMENT NO. 6 DATED APRIL 11, 2013

TO THE PROSPECTUS DATED FEBRUARY 6, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 1 dated February 6, 2013, supplement no. 2 dated February 6, 2013, supplement no. 3 dated March 12, 2013, supplement no. 4 dated April 2, 2013 and supplement no. 5 dated April 10, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose prior performance information through December 31, 2012.

PRIOR PERFORMANCE SUMMARY

In January 2006, our sponsors teamed to launch the initial public offering of their first public non-traded REIT, KBS Real Estate Investment Trust, Inc., which we refer to as KBS REIT I. In April 2008, our sponsors launched KBS Real Estate Investment Trust II, Inc., which we refer to as KBS REIT II, and in November 2009, our sponsors launched KBS Strategic Opportunity REIT, Inc., which we refer to as KBS Strategic Opportunity REIT. Our sponsors, together with Legacy Partners Residential Realty LLC and certain of its affiliates, are currently sponsoring KBS Legacy Partners Apartment REIT, Inc., which we refer to as KBS Legacy Partners Apartment REIT. As described below, KBS REIT I and KBS REIT II have acquired a diverse portfolio of commercial properties and real estate-related investments. KBS Strategic Opportunity REIT ceased offering shares in its primary offering in November 2012 but has not fully invested the proceeds from its primary offering. KBS Strategic Opportunity REIT is targeting to invest in and manage a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related debt securities and other real estate-related investments. KBS Legacy Partners Apartment REIT is targeting to acquire a diverse portfolio of equity investments in high-quality apartment communities located throughout the United States. Our advisor, KBS Capital Advisors LLC, is also the external advisor to KBS REIT I, KBS REIT II, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT. Each of these programs is a publicly registered, non-traded REIT. In January 2013, KBS Capital Advisors registered as an investment advisor with the SEC.

Since 1992, two of our sponsors, Peter M. Bren and Charles J. Schreiber, Jr., have partnered to acquire, manage, develop and sell high-quality U.S. commercial real estate assets as well as real estate-related investments on behalf of institutional investors. Since the formation of the first investment advisor affiliated with Messrs. Bren and Schreiber in 1992, investment advisors affiliated with Messrs. Bren and Schreiber have sponsored 14 private real estate funds that have raised over $2.3 billion of equity from institutional investors as of December 31, 2012. Together, Messrs. Bren and Schreiber founded KBS Realty Advisors LLC, a registered investment advisor with the SEC and a nationally recognized real estate investment advisor. We refer to the investment advisors affiliated with Messrs. Bren and Schreiber as KBS investment advisors.

Unless otherwise indicated, the information presented below represents the historical experience of KBS REIT I, KBS REIT II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT and the 14 private real estate funds sponsored by KBS investment advisors as of the 10 years ended December 31, 2012. By purchasing shares in this offering, you will not acquire any ownership interest in any funds to which the information in this section relates and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the real estate funds discussed. Further, the private funds discussed in this section were conducted through privately held entities that were subject neither to the up-front commissions, fees and expenses associated with this offering nor all of the laws and regulations that will apply to us as a publicly offered REIT. We have omitted from this discussion information regarding the prior performance of entities for which an institutional investor engaged a KBS investment advisor if the investor had the power to reject the real estate acquisitions proposed by the KBS investment advisor. Such entities are not considered “funds” or “programs” as those terms are used in this prospectus.

KBS REIT I

On January 27, 2006, our sponsors launched the initial public offering of KBS REIT I, a publicly registered, non-traded REIT. Its primary initial public offering was for a maximum of 200,000,000 shares of common stock at a price of $10.00 per share, plus an additional 80,000,000 shares of common stock initially priced at $9.50 per share pursuant to its dividend reinvestment plan. KBS REIT I ceased offering shares in its primary public offering on May 30, 2008, and KBS REIT I terminated its dividend reinvestment plan effective April 10, 2012. KBS REIT I accepted gross offering proceeds of $1.7 billion in its primary initial public offering and accepted gross offering proceeds of $233.7 million from shares issued pursuant to its dividend reinvestment plan. As of December 31, 2012, KBS REIT I had approximately 42,000 stockholders. As of December 31, 2012, KBS REIT I had redeemed $70.2 million of shares, or 8,374,563 shares, under its share redemption program.

As of December 31, 2012, KBS REIT I owned 544 real estate properties (of which six properties were held for non-sale disposition and 108 properties were held for sale), including the GKK Properties (defined below). As of December 31, 2012, KBS REIT I’s real estate portfolio held for investment was approximately 83% occupied (excluding six GKK Properties that were held for non-sale disposition and 108 GKK Properties that were held for sale). In addition, as of December 31, 2012, KBS REIT I also owned four real estate loans receivable, a participation interest with respect to a real estate joint venture and a 10-story condominium building with 62 units acquired through foreclosure, of which three condominium units, two retail spaces and parking spaces have not been sold and are held for sale.

KBS REIT I had investment objectives similar to ours. Like ours, its primary investment objectives were to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. In addition, investments in real estate and real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate and financing thereof as well as an understanding of the real estate and real estate-finance markets. KBS REIT I’s current objective is to attempt to maximize the long-term value of the portfolio for stockholders and to maximize the amount of capital returned to stockholders over time by: (i) making strategic asset sales to manage debt maturities and cash flow needs; (ii) paying down and refinancing debt to improve KBS REIT I’s financial position and stability; and (iii) exploring value-add and accretive opportunities for existing assets.

KBS REIT I acquired and manages a diverse portfolio of real estate and real estate-related assets. It sought to diversify its portfolio by property type, geographic region, investment size and investment risk with the goal of attaining a portfolio of income-producing real estate and real estate-related assets that would provide attractive and stable returns to its investors. In constructing its portfolio, KBS REIT I targeted approximately 70% core investments (which are generally existing properties with at least 80% occupancy and minimal near-term lease rollover) and approximately 30% enhanced-return properties (which are higher-yield and higher-risk investments than core properties, such as properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties) and real estate-related investments, including mortgage loans, mezzanine debt, commercial mortgage-backed securities and other similar structured finance investments. With proceeds from its initial public offering and debt financing (as a percentage of its total investments), the purchase price of KBS REIT I’s real estate properties represented 65% of its portfolio and the purchase price of its real estate-related investments represented 35% of its portfolio.

As described in more detail below, subsequent to KBS REIT I’s acquisition of these properties, loans and other investments, KBS REIT I’s portfolio composition changed as a result of the restructuring of certain investments, KBS REIT I taking title to properties underlying investments in loans that became impaired, the sale of assets and the repayment of debt investments.

KBS REIT I used the net proceeds from its initial public offering and debt financing to purchase or fund $3.1 billion of real estate and real estate-related investments, including $34.5 million in acquisition fees and closing costs. KBS REIT I used the net proceeds from its initial public offering for the acquisition and origination of real estate properties and real estate-related assets in the amounts of $0.8 billion and $0.8 billion, respectively, and had debt financing on its real estate properties and real estate-related assets in the amounts of $1.2 billion and $0.3 billion, respectively, at acquisition.

With proceeds from its initial public offering and debt financing, as a percentage of the amount invested (based on purchase price), KBS REIT I invested in the following types of assets (including its investments through a consolidated joint venture): 35% in 22 office properties, 29% in 42 industrial properties and a master lease in another industrial property, 26% in interests in 12 mezzanine loans, 5% in interests in six mortgage loans, 2% in interests in two loans representing subordinated debt of a private REIT, 2% in two investments in securities directly or indirectly backed by commercial mortgage loans and 1% in interests in two B-notes. All of KBS REIT I’s real property investments were located within the United States. As a percentage of amount invested (based on purchase price), the geographic locations of KBS REIT I’s investments in real properties were as follows (including its investments through a consolidated joint venture): 40% in 26 properties and a master lease in another property in the East; 30% in 22 properties in the South; 15% in nine properties in the West; and 15% in seven properties in the Midwest. All of the real properties purchased by KBS REIT I had prior owners and operators.

KBS REIT I did not acquire any properties or real estate-related investments during the three years ended December 31, 2012. However, as described below, KBS REIT I did restructure certain investments during this period and took title to certain properties underlying its original investments in real estate loans.

With respect to its historical real estate portfolio, KBS REIT I had disposed of 22 properties and three real estate-related investments as of December 31, 2012 for approximately $557.0 million, net of closing costs. Also as of December 31, 2012, KBS REIT I had sold 24 of 27 condo units from the Tribeca Building, on which it had foreclosed. KBS REIT I originally intended to hold its core properties for four to seven years. Additionally, KBS REIT I has sold or otherwise terminated the leasehold interests in 198 GKK Properties for $586.6 million, net of closing costs, and its management continues to evaluate which of the remaining GKK Properties to hold and which properties to sell. KBS REIT I expects the average hold period of the GKK Properties to be significantly shorter than that of its core properties. KBS REIT I has also transferred 146 GKK Properties to the respective lenders of certain loans for which these properties served as security, in exchange for the release from the debt outstanding and other obligations related to these mortgage loans. See also the discussion of the KBS-New Leaf Joint Venture below. Economic and market conditions may influence KBS REIT I to hold its investments for different periods of time, and KBS REIT I currently expects its hold period is likely to last for several more years. In general, KBS REIT I intends to hold its real estate-related investments to maturity, though economic and market conditions may also influence the length of time that KBS REIT I holds these investments. See Table V under “Prior Performance Tables” in this supplement.

The following summarizes asset sales, restructurings, pay-offs and discounted pay-offs of KBS REIT I’s investments in real estate loans receivable as of December 31, 2012:

•	One Madison Park Mezzanine Loan – The borrowers paid off the loan in full with an outstanding principal balance of $21.0 million, including a spread maintenance premium, in November 2007.

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Arden Portfolio Mezzanine Loans –KBS REIT I released the borrowers from liability and received a preferred membership interest in a joint venture that owns the properties that had secured the loans (the “HSC Partners Joint Venture”). KBS REIT I wrote-off its investment in this loan in July 2009. In June 2012, the HSC Partners Joint Venture redeemed KBS REIT I’s preferred membership interest in the joint venture in exchange for a settlement of $0.8 million. KBS REIT I acquired these loans in January 2008 for $144.0 million plus closing costs.

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18301 Von Karman Loans – KBS REIT I foreclosed on the office property securing the loans in October 2009 and subsequently disposed of the property in June 2010 for $41.3 million. KBS REIT I acquired these loans in June 2008 for $61.9 million plus closing costs.

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Tribeca Loans – KBS REIT I foreclosed on the condominium building securing the loans in February 2010. As of December 31, 2012, KBS REIT I had sold 24 of the 27 condo units from the Tribeca Building. KBS REIT I acquired these loans in 2006 and 2007 for an aggregate purchase price including additional principal funded and principal repayments subsequent to acquisition of $57.0 million plus closing costs. 55 East Monroe Mezzanine Loan Origination – The borrower paid off the loan in full with an outstanding principal balance of $55.0 million in September 2010 at maturity.

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200 Professional Drive Loan Origination – KBS REIT I foreclosed on the property securing the loan and received $4.1 million upon the sale of the property in December 2010. In July 2007, KBS REIT I originated this loan and funded an aggregate of $9.3 million of principal to the borrower.

•	Artisan Multifamily Portfolio Mezzanine Loan – KBS REIT I wrote-off this investment in January 2011. KBS REIT I acquired this loan in December 2007 for $15.9 million plus closing costs.

•	2600 Michelson Mezzanine Loan – KBS REIT I sold the loan at a discount in June 2011 and received $52,000 upon the sale. KBS REIT I acquired this loan in June 2008 for $8.5 million plus closing costs.

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GKK Mezzanine Loans – In May 2011, the borrower (the “GKK Borrower”) under the GKK Mezzanine Loan (defined below) defaulted on its payment obligations and, as a result, on September 1, 2011, KBS REIT I entered into a settlement agreement (the “Settlement Agreement”) with the GKK Borrower pursuant to which the GKK Borrower transferred all of its interest in certain real estate properties (the “GKK Properties”) which indirectly secured the GKK Mezzanine Loan, and the mortgage debt related to the GKK Properties, to KBS REIT I in satisfaction of its obligations. KBS REIT I acquired these loans in August 2008 for $496.0 million plus closing costs.

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San Antonio Business Park Mortgage Loan – KBS REIT I sold the loan to an unaffiliated buyer for $26.0 million in December 2011. KBS REIT I acquired this loan in March 2008 for $23.8 million plus closing costs.

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Park Central Mezzanine Loan – KBS REIT I released the borrower under the loan from all outstanding debt and liabilities under a discounted payoff agreement at a discounted amount of $7.3 million in December 2011. KBS REIT I acquired its portion of this loan in March 2007 for $15.0 million plus closing costs.

•	Petra Subordinated Debt Tranche A and B – KBS REIT I wrote-off this investment in March 2012. KBS REIT I acquired these loans in October 2007 for $50.0 million plus closing costs.

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11 South LaSalle Loan – KBS REIT I sold the loan to an unaffiliated buyer for $17.0 million in March 2012. KBS originated this loan in August 2007 and funded $38.8 million of principal to the borrower.

KBS REIT I’s primary public offering was subject to the up-front commissions, fees and expenses similar to those associated with this offering and KBS REIT I has fee arrangements with KBS affiliates structured similarly to ours. For more information regarding the fees paid to KBS affiliates by KBS REIT I and the operating results of KBS REIT I, see Tables II and III under “Prior Performance Tables” in this supplement.

KBS REIT I’s charter requires that it seek stockholder approval of its liquidation if its shares of common stock are not listed on a national securities exchange by November 2012, unless a majority of its independent directors determines that liquidation is not then in the best interest of its stockholders. Pursuant to the charter requirement, in November 2012, KBS REIT I’s conflicts committee, composed of all of its independent directors, assessed its portfolio of investments and related debt financings, including the assets and liabilities transferred to it under the Settlement Agreement. The conflicts committee also considered the prepayment penalties associated with certain debt obligations assumed by KBS REIT I under the Settlement Agreement. Taking into consideration KBS REIT I’s portfolio and current market conditions, the conflicts committee unanimously determined that liquidation was not in the bests interests of KBS REIT I’s stockholders. KBS REIT I’s charter requires that its conflicts committee revisit the issue of liquidation at least annually. Given the factors noted above, KBS REIT I’s conflicts committee believes it is likely it may reach the same conclusion next year.

Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS REIT I sought and failed to obtain stockholder approval of its liquidation, the KBS REIT I charter would not require KBS REIT I to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and KBS REIT I could continue to operate as before. If KBS REIT I sought and obtained stockholder approval of its liquidation, KBS REIT I would begin an orderly sale of its properties and other assets. The precise timing of such sales would take account of the prevailing real estate and financial markets, the economic conditions in the submarkets where its properties are located and the federal income tax consequences to the stockholders. In making the decision to apply for listing of its shares, KBS REIT I’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

The continued disruptions in the financial markets and deteriorating economic conditions have adversely affected the fair values and recoverability of certain of KBS REIT I’s investments. KBS REIT I disclosed fair values below its book values for certain assets in its financial statements and recognized impairments related to a limited number of assets.

KBS REIT I made two investments in securities directly or indirectly backed by commercial mortgage loans. On a quarterly basis, KBS REIT I evaluated these real estate securities for impairment. KBS REIT I reviewed the projected future cash flows under these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on KBS REIT I’s quarterly estimate of cash flows, there was an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows was less than the present value previously estimated, and the fair value of the securities was less than its amortized cost basis, an other-than-temporary impairment was deemed to have occurred. KBS REIT I recognized an other-than-temporary impairment related to its real estate securities of $50.1 million during the year ended December 31, 2008 and a $5.1 million impairment related to its real estate securities during the year ended December 31, 2009. During the year ended December 31, 2009, KBS REIT I also reversed $14.8 million of the cumulative other-than-temporary impairment related to its real estate securities out of retained earnings. During the years ended December 31, 2012, 2011 and 2010, KBS REIT I did not recognize any other-than-temporary impairments on its real estate securities. During the year ended December 31, 2012, KBS REIT I sold one of its real estate securities to an unaffiliated buyer for $46.7 resulting in a gain of $25.5 million and wrote-off its investment in the other real estate securities.

With respect to its loan portfolio, KBS REIT I considers a loan held for investment to be impaired when, based on current information and events, it becomes probable that it will be unable to collect all amounts due under the contractual terms of the loan agreement or other loan documents. KBS REIT I also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) in partial satisfaction of the loan. When KBS REIT I has a collateral-dependent loan that is identified as being impaired, it is evaluated for impairment by comparing the estimated fair value of the underlying collateral, less costs to sell, to the carrying value of the loan. When KBS REIT I has a loan that is identified as being impaired in connection with a troubled debt restructuring resulting from a concession granted by KBS REIT I to the borrower through a modification of the loan terms, the loan is evaluated for impairment by comparing the carrying value of the loan to the present value of the modified cash flow stream discounted at the rate used to recognize interest income. Since inception, KBS REIT I invested approximately $1.1 billion in real estate-related loans. As of December 31, 2012, KBS REIT I has recorded $2.2 million of asset-specific loan loss reserves related to its investments in the Sandmar Mezzanine Loan. Over the last six years, KBS REIT I also charged-off approximately $303.8 million of reserves for loan losses related to 13 of its real estate-related loan investments.

In August 2007, KBS REIT I entered a joint venture (the “KBS-New Leaf Joint Venture”) with New Leaf Industrial Partners Fund, L.P. to acquire a portfolio of industrial properties (the “National Industrial Portfolio”) for approximately $515.9 million plus closing costs. The National Industrial Portfolio consisted of 23 industrial properties and a master lease with respect to another industrial property. KBS REIT I had an 80% membership interest in the KBS-New Leaf Joint Venture and consolidated the joint venture in its financial statements. The mortgage and mezzanine loans with which the KBS-New Leaf Joint Venture financed a portion of its purchase of the National Industrial Portfolio (the “NIP Loans”) were to mature on December 31, 2011. However, due to a decline in the operating performance of the National Industrial Portfolio resulting from increased vacancies, lower rental rates and tenant bankruptcies, in addition to declines in market value across all real estate types in the period following the initial investment, it became unlikely that the KBS-New Leaf Joint Venture would be able to refinance or extend the NIP Loans upon their maturities. As a result, on December 28, 2011, the KBS-New Leaf Joint Venture entered into an agreement in lieu of foreclosure and related documents to transfer the National Industrial Portfolio properties to certain indirect wholly owned subsidiaries of the lender under the NIP Loans in full satisfaction of the debt outstanding under, and other obligations related to, the NIP Loans. As a result, KBS REIT I recorded a gain on extinguishment of debt of $115.5 million (including amounts for noncontrolling interest of approximately $24.2 million), which represents the difference between the carrying amount of the outstanding debt and other liabilities of approximately $446.1 million and the carrying value of the real estate properties and other assets of approximately $328.3 million, net of closing costs of $2.3 million, upon transfer of the properties (during the year ended December 31, 2010, KBS REIT I had recognized an impairment charge on real estate of $123.5 million with respect to 17 properties within the National Industrial Portfolio).

In addition, during the years ended December 31, 2012 and 2011, KBS REIT I recorded real estate impairments of $69.1 million and $52.6 million, respectively, due to changes in cash flow estimates of the properties.

In the future, especially given the current market uncertainty, KBS REIT I may recognize material charges for impairment with respect to investments other than those described above or a different impairment charge for investments described above. Moreover, even if KBS REIT I does not recognize any material charge for impairment with respect to an asset, the fair value of the asset may have declined based on general economic conditions or other factors.

As of December 15, 2011, pursuant to the Settlement Agreement, the GKK Borrower had transferred to KBS REIT I the equity interests in the indirect owners of or holders of a leasehold interest in approximately 867 properties, including approximately 576 bank branch properties and approximately 291 office buildings and operations centers. KBS REIT I also assumed approximately $1.5 billion of mortgage debt related to the GKK Properties. In consideration of the performance of the Settlement Agreement, KBS REIT I agreed to release the GKK Borrower from its obligations under KBS REIT I’s investment in a senior mezzanine loan with an original face amount of $500,000,000 (the “GKK Mezzanine Loan”). KBS REIT I’s estimated fair values of the underlying GKK Properties and related current assets and liabilities was approximately $1.9 billion and supported the approximately $1.9 billion total of the combined outstanding mortgage loan balance encumbering the GKK Properties (including a portion of a mortgage loan secured by some of the GKK Properties which KBS REIT I owned), plus KBS REIT I’s carrying value of the GKK Mezzanine Loan and a portion of a junior mezzanine loan relating to the GKK Properties that KBS REIT I owned prior to KBS REIT I’s entry into the Settlement Agreement.

In order to manage its reduced cash flows from operations and to redirect available funds to reduce its debt, and as a result of the general impact of current economic conditions on rental rates, occupancy rates and property cash flows, in March 2012, KBS REIT I’s board of directors approved the suspension of monthly distribution payments. For record dates beginning on July 18, 2006 through June 30, 2009, KBS REIT I had paid monthly distributions based on daily record dates that amounted to $0.70 per share on an annualized basis. For record dates beginning on July 1, 2009 through February 28, 2012, KBS REIT I had paid monthly distributions based on daily record dates that amounted to $0.525 per share on an annualized basis.

On December 18, 2012, the board of directors of KBS REIT I approved an estimated value per share of KBS REIT I’s common stock of $5.18 based on the estimated value of KBS REIT I’s assets less the estimated value of its liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2012. KBS REIT I provided this estimated value per share to assist broker-dealers that participated in its initial public offering in meeting their customer account statement reporting obligations under the National Association of Securities Dealers (“NASD”) Conduct Rule 2340. The estimated value per share was based upon the recommendation and valuation of KBS Capital Advisors, KBS REIT I’s external advisor, based on valuations performed by either the advisor or, with respect to certain real estate properties, valuations performed by a third party real estate valuation firm. As with any valuation methodology, KBS Capital Advisors’ methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could have derived a different estimated value per share, and such differences could be significant. The estimated value per share is not audited and does not represent the fair value of KBS REIT I’s assets less its liabilities according to U.S. generally accepted accounting principles (“GAAP”), nor does it represent a liquidation value of KBS REIT I’s assets and liabilities or the price at which KBS REIT I’s shares of common stock would trade on a national securities exchange. The value of KBS REIT I’s shares will fluctuate over time in response to developments related to individual assets in its portfolio and the management of those assets and in response to the real estate and finance markets. For a full description of the methodologies used to value KBS REIT I’s assets and liabilities in connection with the calculation of the estimated value per share, see KBS REIT I’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC.

KBS REIT I has not had funds available for ordinary redemptions since the April 2009 redemption date, and on March 20, 2012, KBS REIT I’s board of directors amended and restated its share redemption program, which amendment and restatement became effective on April 25, 2012, to provide only for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined in the share redemption program). Such redemptions are subject to an annual dollar limitation, which was $10.0 million in the aggregate for the calendar year 2012, subject to the limitations described in the share redemption program plan document. In December 2012, KBS REIT I’s board of directors approved the same annual dollar limitation for such special redemptions of $10.0 million in the aggregate for the calendar year 2013 (subject to review and adjustment during the year by the board of directors and further subject to the limitations described in the share redemption program plan document).

Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with KBS REIT I, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to the Form 10-K. Many of the materials and reports prepared in connection with KBS REIT I are also available on its web site at www.kbsreit.com. Neither the contents of that web site nor any of the materials or reports relating to KBS REIT I are incorporated by reference in or otherwise a part of this prospectus. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that KBS REIT I files electronically as KBS Real Estate Investment Trust, Inc. with the SEC.

KBS REIT II

On April 22, 2008, our sponsors launched the initial public offering of KBS REIT II, a publicly registered, non-traded REIT. Its primary initial public offering was for a maximum of 200,000,000 shares of common stock at a price of $10.00 per share, plus an additional 80,000,000 shares of common stock initially priced at $9.50 per share pursuant to its dividend reinvestment plan. KBS REIT II ceased offering shares in its primary public offering on December 31, 2010, and continues to offer shares under its dividend reinvestment plan. KBS REIT II accepted aggregate gross offering proceeds of approximately $1.8 billion in its primary offering, and as of December 31, 2012, KBS REIT II had accepted gross offering proceeds of approximately $200.7 million pursuant to its dividend reinvestment plan. As of December 31, 2012, KBS REIT II had approximately 50,000 investors. As of December 31, 2012, KBS REIT II had redeemed $131.7 million of shares, or 9,906,393 shares, under its share redemption program. See Table I under “Prior Performance Tables” in this supplement for more information regarding KBS REIT II’s initial public offering.

As of December 31, 2012, KBS REIT II owned 26 real estate properties (consisting of 20 office properties, one office/flex property, a portfolio of four industrial properties and one individual industrial property) and a leasehold interest in one industrial property encompassing 11.1 million rentable square feet. At December 31, 2012, the portfolio was approximately 94% occupied. In addition, KBS REIT II owned seven real estate loans receivable.

KBS REIT II has investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. In addition, both real estate or real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate and financing thereof as well as an understanding of the real estate and real estate-finance markets.

KBS REIT II has acquired and manages a diverse portfolio of real estate and real estate-related assets. It has diversified its portfolio by investment type, investment size, investment risk and geographic region with the goal of attaining a portfolio of income-producing real estate and real estate-related assets that provide attractive and stable returns to its investors. Based on KBS REIT II’s investments to date, KBS REIT II has allocated approximately 90% of its portfolio to investments in core properties and approximately 10% of its portfolio to other real estate-related investments such as mortgage loans and participations in such loans.

KBS REIT II used the net proceeds from its initial public offering and debt financing to purchase or fund $3.0 billion of real estate and real estate-related assets as of December 31, 2012, including $37.7 million of acquisition and origination fees and expenses. As of December 31, 2012, KBS REIT II had used the net proceeds from its initial public offering for the acquisition of real estate properties and real estate-related assets in the amounts of $2.6 billion and $392.3 million, respectively, and had debt financing on its real estate properties in the amount of $1.3 billion and debt financing on five of its real estate loans receivable in the amount of $121.0 million. On November 22, 2010, KBS REIT II originated a first mortgage loan in the amount of $175.0 million (the “One Kendall Square First Mortgage”) and on November 30, 2010, KBS REIT II sold, at par, a pari-passu participation interest with respect to 50% of the outstanding principal balance of this loan. The acquisition amounts presented herein do not include the 50% participation interest KBS REIT II sold. However, KBS REIT II paid an origination fee on this 50% participation interest and the origination fees presented herein include such amount paid.

As of December 31, 2012, with proceeds from its initial public offering and debt financing, as a percentage of amount invested (based on purchase price), KBS REIT II had invested in the following types of assets: 80% in 20 office properties, 6% in six mortgage loans, 6% in a participation in a mortgage loan, 3% in a portfolio of four industrial properties, 2% in an A-Note, 1% in an office/flex property, 1% in two industrial properties, and 1% in a leasehold interest in an industrial property. All of KBS REIT II’s real property investments are located within the United States. As a percentage of amount invested (based on purchase price), the geographic locations of KBS REIT II’s investments in real properties were as follows: 30% in three properties in the Midwest, 28% in nine properties in the West, 31% in ten properties in the East, and 11% in six properties in the South. All of the real properties purchased by KBS REIT II had prior owners and operators.

During the three years ended December 31, 2012, KBS REIT II invested in the following types of assets: 20 office properties, one office/flex property, seven industrial properties (including a leasehold interest in one property, a portfolio of four properties and two individual properties) and six mortgage loans. The geographic locations of properties acquired by KBS REIT II during the three years ended December 31, 2012 were as follows: eight properties in the West; seven properties in the East; six properties in the South; and three properties in the Midwest. KBS REIT II funded these investments with a combination of proceeds from its initial public offering in the amount of $1.8 billion and debt financing of $719.7 million.

KBS REIT II has disposed of an industrial property, a first mortgage loan and an investment in CMBS (which KBS REIT II acquired and sold in 2009) for an aggregate sales price of approximately $102.2 million, including closing costs. See Table V under “Prior Performance Tables” in this supplement. Additionally, KBS REIT II has sold participation interests with respect to the One Kendall Square First Mortgage. On November 22, 2010, KBS REIT II originated the One Kendall Square First Mortgage in the amount of $175.0 million. On November 30, 2010, KBS REIT II sold, at par, a pari-passu participation interest with respect to 50% of the outstanding principal balance of the One Kendall Square First Mortgage, leaving it with an $87.5 million interest. On April 5, 2011, KBS REIT II restructured the One Kendall Square First Mortgage to provide for two debt tranches with varying interest rates - the A-Note, with an original principal amount of $90.0 million, in which KBS REIT II held a $45.0 million interest, and the B-Note, with an original principal amount of $85.0 million, in which KBS REIT II held a $42.5 million interest. On April 6, 2011, KBS REIT II sold and transferred its $45.0 million interest in the A-Note, at par, to an unaffiliated buyer.

KBS REIT II intends to hold its core properties for four to seven years, though economic and market conditions may influence KBS REIT II to hold its investments for different periods of time. KBS REIT II generally intends to hold its real estate-related investments until maturity, though the hold period will vary depending upon the type of asset, interest rates and economic and market conditions.

KBS REIT II’s primary offering was subject to the up-front commissions, fees and expenses similar to those associated with this offering and it has fee arrangements with KBS affiliates structured similar to ours. For more information regarding the fees paid to KBS affiliates by KBS REIT II and the operating results of KBS REIT II, see Tables II and III under “Prior Performance Tables” in this supplement.

The KBS REIT II prospectus disclosed that KBS REIT II may seek to list its shares of common stock if its independent directors believe listing would be in the best interests of its stockholders. To date, the independent directors have not made such a determination. If KBS REIT II does not list its shares of common stock on a national securities exchange by March 2018, its charter requires that KBS REIT II either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached March 2018, none of the actions described in (i) or (ii) above have occurred.

If a majority of its conflicts committee does determine that liquidation is not then in the best interests of KBS REIT II’s stockholders, its charter requires that the conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS REIT II sought and failed to obtain stockholder approval of its liquidation, the KBS REIT II charter would not require KBS REIT II to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and KBS REIT II could continue to operate as before. If KBS REIT II sought and obtained stockholder approval of its liquidation, KBS REIT II would begin an orderly sale of its properties and other assets. The precise timing of such sales would take account of the prevailing real estate and financial markets, the economic conditions in the submarkets where its properties are located and the federal income tax consequences to the stockholders. In making the decision to apply for listing of its shares, KBS REIT II’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

On December 18, 2012, the board of directors of KBS REIT II approved an estimated value per share of KBS REIT II’s common stock of $10.29 based on the estimated value of KBS REIT II’s assets less the estimated value of its liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2012. KBS REIT II provided this estimated value per share to assist broker-dealers that participated in its initial public offering in meeting their customer account statement reporting obligations under NASD Conduct Rule 2340. The estimated value per share was based upon the recommendation and valuation of KBS Capital Advisors, KBS REIT II’s external advisor. As with any valuation methodology, KBS Capital Advisors’ methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could have derived a different estimated value per share, and such differences could be significant. The estimated value per share does not represent the fair value of KBS REIT II’s assets less its liabilities according to GAAP, nor does it represent a liquidation value of KBS REIT II’s assets and liabilities or the price at which KBS REIT II’s shares of common stock would trade on a national securities exchange. The value of KBS REIT II’s shares will fluctuate over time in response to developments related to individual assets in its portfolio and the management of those assets and in response to the real estate and finance markets. For a full description of the methodologies used to value KBS REIT II’s assets and liabilities in connection with the calculation of the estimated value per share, see KBS REIT II’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC.

Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with KBS REIT II, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to the Form 10-K. Many of the materials and reports prepared in connection with KBS REIT II are also available on its web site at www.kbsreitii.com. Neither the contents of that web site nor any of the materials or reports relating to KBS REIT II are incorporated by reference in or otherwise a part of this prospectus. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that KBS REIT II files electronically as KBS Real Estate Investment Trust II, Inc. with the SEC.

KBS Strategic Opportunity REIT

On November 20, 2009, our sponsors launched the initial public offering of KBS Strategic Opportunity REIT, a publicly registered, non-traded REIT. Its primary initial public offering was for a maximum of 100,000,000 shares of common stock at a price of $10.00 per share, plus an additional 40,000,000 shares of common stock initially priced at $9.50 per share pursuant to its dividend reinvestment plan. As of December 31, 2012, KBS Strategic Opportunity REIT had accepted aggregate gross offering proceeds of approximately $561.8 million in its primary offering and $12.6 million pursuant to its dividend reinvestment plan. As of December 31, 2012, KBS Strategic Opportunity REIT has approximately 16,000 investors. Of the amount raised pursuant to its dividend reinvestment plan, $0.8 million had been used to fund share redemptions pursuant to its share redemption program as of December 31, 2012. KBS Strategic Opportunity REIT ceased offering shares in its primary public offering on November 14, 2012, and continues to offer shares under its dividend reinvestment plan. See Table I under “Prior Performance Tables” in this supplement for more information regarding KBS Strategic Opportunity REIT’s initial public offering.

As of December 31, 2012, KBS Strategic Opportunity REIT owned eight office properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one industrial/flex property and one retail property, encompassing, in the aggregate, approximately 2.7 million rentable square feet. As of December 31, 2012, these properties were 58% occupied. In addition KBS Strategic Opportunity REIT owned 1,375 acres of undeveloped land, one first mortgage loan, one non-performing mortgage loan, two investments in CMBS and an investment in an unconsolidated joint venture.

As of December 31, 2012, KBS Strategic Opportunity REIT had investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. In addition, both real estate and real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate and financing thereof as well as an understanding of the real estate and real estate-finance markets.

KBS Strategic Opportunity REIT plans to diversify its portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of income-producing assets that provide attractive and stable returns to its investors. It will focus its investment activities on real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. After it has invested substantially all of the proceeds from its initial public offering, it expects approximately 40% to 60% of its portfolio will consist of direct investments in opportunistic real estate (which means properties with significant possibilities for short-term capital appreciation, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties), excluding real property that it takes title to (i) as part of a portfolio of debt investments, (ii) through a loan workout, foreclosure or similar circumstances or (iii) through convertible debt investments. KBS Strategic Opportunity REIT may also acquire equity securities of companies that make investments similar to it. Although the foregoing represents its present investment focus and targets, it may adjust any of the foregoing based on real estate market conditions and investment opportunities.

KBS Strategic Opportunity REIT has used the net proceeds from its initial public offering to purchase or fund $424.5 million of real estate and real estate-related assets as of December 31, 2012, including $6.5 million of real estate acquisition and origination fees and expenses and costs related to foreclosures of or taking title to properties securing loans. As of December 31, 2012, KBS Strategic Opportunity REIT had $33.8 million of debt financing related to its real estate properties.

As of December 31, 2012, with proceeds from its initial public offering, as a percentage of amount invested (based on purchase price), KBS Strategic Opportunity REIT had invested in the following types of assets: 65% in five office properties, one retail property, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, and one office portfolio consisting of nine office buildings, 19% in eight non-performing mortgage loans, 9% in one first mortgage loan origination, 5% in undeveloped land and 2% in an unconsolidated joint venture. KBS Strategic Opportunity REIT also invested in six CMBS investments for cash management purposes. As of December 31, 2012, KBS Strategic Opportunity REIT had foreclosed on, or otherwise received title to, the properties which secured six of the non-performing mortgage loans. All of KBS Strategic Opportunity REIT’s real property investments have been made within the United States. As a percentage of amount invested (based on purchase price), the geographic locations of Strategic Opportunity REIT’s investments in real properties were as follows: 8% in three properties in the East, 46% in seven properties in the West, and 46% in three properties in the South. These properties all had prior owners and operators.

As of December 31, 2012, KBS Strategic Opportunity REIT has foreclosed on or otherwise received title to the properties securing six of its real estate-related loans and negotiated a discounted payoff with respect to one of its real estate-related loans. During the year ended December 31, 2012, KBS Strategic Opportunity REIT disposed of one office building and four parcels of partially improved land encompassing 6.0 acres. See Table V under “Prior Performance Tables” in this supplement. The period that it will hold its investments in real estate-related loans, real estate-related debt securities and other real estate-related investments will vary depending on the type of asset, interest rates, market and economic conditions and other factors.

KBS Strategic Opportunity REIT’s primary offering was subject to the up-front commissions, fees and expenses similar to those associated with this offering and it has fee arrangements with KBS affiliates structured similar to ours. For more information regarding the fees paid to KBS affiliates by KBS Strategic Opportunity REIT and the operating results of KBS Strategic Opportunity REIT, see Tables II and III under “Prior Performance Tables.”

The KBS Strategic Opportunity REIT prospectus disclosed that the program may seek to publicly list its shares of common stock if its independent directors believe a public listing would be in the best interests of its stockholders. To date, such a determination has not been made. If KBS Strategic Opportunity REIT does not list its shares of common stock on a national securities exchange by July 31, 2019, its charter requires that KBS Strategic Opportunity REIT either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached July 31, 2019, none of the actions described in (i) or (ii) above have occurred.

If a majority of the conflicts committee of KBS Strategic Opportunity REIT were to determine that liquidation is not then in the best interests of its stockholders, KBS Strategic Opportunity REIT’s charter requires that its conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS Strategic Opportunity REIT sought and failed to obtain stockholder approval of its liquidation, the KBS Strategic Opportunity REIT charter would not require KBS Strategic Opportunity REIT to list or liquidate, and the company could continue to operate as before. If KBS Strategic Opportunity REIT sought and obtained stockholder approval of its liquidation, it would begin an orderly sale of its assets. The precise timing of such sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to its stockholders. In making the decision to apply for listing of its shares, KBS Strategic Opportunity REIT’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with KBS Strategic Opportunity REIT, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to the Form 10-K. Many of the materials and reports prepared in connection with KBS Strategic Opportunity REIT are also available on its web site at www.kbsstrategicopportunityreit.com. Neither the contents of that web site nor any of the materials or reports relating to KBS Strategic Opportunity REIT are incorporated by reference in or otherwise a part of this prospectus. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that KBS Strategic Opportunity REIT files electronically as KBS Strategic Opportunity REIT, Inc. with the SEC.

KBS Legacy Partners Apartment REIT

On March 12, 2010, our sponsors, together with Legacy Partners Residential Realty LLC and certain of its affiliates, launched the initial public offering of KBS Legacy Partners Apartment REIT, a publicly registered, non-traded REIT. Its primary initial public offering is for a maximum of 200,000,000 shares of common stock at a price of $10.00 per share, plus an additional 80,000,000 shares of common stock initially priced at $9.50 per share pursuant to its dividend reinvestment plan. As of December 31, 2012, KBS Legacy Partners Apartment REIT had accepted aggregate gross offering proceeds of approximately $127.9 million from approximately 4,000 investors, including $2.6 million under the dividend reinvestment plan. Of the amount raised pursuant to its dividend reinvestment plan, $0.4 million had been used to fund share redemptions pursuant to its share redemption program. KBS Legacy Partners Apartment REIT ceased offering shares in its primary public offering on March 12, 2013, and is currently offering shares under a follow-on offering for a maximum of $2,000,000,000 of shares of common stock in a primary offering initially priced at $10.68 per share, plus an additional $760,000,000 of shares of common stock pursuant to its dividend reinvestment plan initially priced at $10.15 per share.

As of December 31, 2012, KBS Legacy Partners Apartment REIT had investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. In addition, both real estate or real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate and financing thereof as well as an understanding of the real estate and real estate-finance markets.

KBS Legacy Partners Apartment REIT intends to focus its investment activities on, and use the proceeds of its offering principally for, investment in and management of a diverse portfolio of equity investments in high quality apartment communities located throughout the United States. It plans to diversify its portfolio by investment type, investment risk and geographic region as well as by other factors, with the goal of attaining a portfolio of income-producing properties that provide attractive and stable returns to its investors. KBS Legacy Partners Apartment REIT intends to make the majority of its equity investments in investment types that have relatively low investment risk characteristics.

KBS Legacy Partners Apartment REIT intends to allocate between 70% and 80% of its portfolio to investments in core apartment communities, which are high-quality, well-positioned, existing properties producing rental income, generally with at least 85% occupancy. Such properties are generally newer properties that are well-located in major urban or suburban submarkets. Core apartment communities generally have fewer near-term capital expenditure requirements (with minor deferred maintenance or cosmetic improvements, if any, required) and have the demonstrated ability to produce high occupancies and stable cash flows. As a result, core apartment communities tend to have a relatively low investment risk profile.

KBS Legacy Partners Apartment REIT intends to allocate between 20% and 30% of its portfolio to investments in value-added and opportunity-oriented properties at various phases of leasing, redevelopment or repositioning. These properties are higher-yield and higher-risk investments than core properties and may experience short-term decreases in income during the lease-up, redevelopment or repositioning phase. Examples of value-added properties include: properties with moderate vacancies, poorly managed and positioned properties and properties owned by distressed sellers. Examples of opportunity-oriented properties include properties that need to be redeveloped or repositioned and which may require minor or even major construction activity. Construction and development activities may expose KBS Legacy Partners Apartment REIT to risks such as cost overruns, carrying costs of projects under construction and development, builder’s ability to build in conformity with plans and specifications, availability and costs of materials and labor, inability to obtain tenants, weather conditions and government regulation. Because of these risks, it will seek to acquire such properties only if its sponsors believe that there is long-term growth potential of the investment after the necessary lease-up, redevelopment or repositioning is complete.

KBS Legacy Partners Apartment REIT may make its investments through the acquisition of individual assets or by acquiring portfolios of assets or make equity investments in REITs and other real estate companies with investment objectives similar to it. KBS Legacy Partners Apartment REIT does not expect its non-controlling equity investments in other public companies to exceed 5% of the proceeds of its offering, assuming its sells the maximum offering amount, or to represent a substantial portion of its assets at any one time.

Although this is its target portfolio, KBS Legacy Partners Apartment REIT’s portfolio may vary from its expected composition to the extent that KBS Capital Advisors presents KBS Legacy Partners Apartment REIT with good investment opportunities that allow it to meet the REIT requirements under the Internal Revenue Code.

KBS Legacy Partners Apartment REIT used the net proceeds from its initial public offering and debt financing to purchase $234.2 million of real estate, including $4.2 million in acquisition fees and expenses. As of December 31, 2012, KBS Legacy Partners Apartment REIT had $167.9 million of debt financing on its real estate properties.

As of December 31, 2012, with proceeds from its initial public offering and debt financing, KBS Legacy Partners Apartment REIT had invested in six apartment communities, all located within the United States. As a percentage of amount invested (based on purchase price), the geographic locations of KBS Legacy Partners Apartment REIT’s investments were as follows: 57% in three properties in the East, 27% in two properties in the Midwest and 16% in one property in the South. All of the real properties purchased by KBS Legacy Partners Apartment REIT had prior owners and operators.

KBS Legacy Partners Apartment REIT has not disposed of any properties.

KBS Legacy Partners Apartment REIT’s offering is subject to up-front commissions, fees and expenses similar to those associated with this offering and it has fee arrangements with KBS affiliates structured similarly to ours. See Table II under “Prior Performance Tables” in this supplement for more information with respect to fees paid to affiliates by KBS Legacy Partners Apartment REIT.

The KBS Legacy Partners Apartment REIT prospectus discloses that the program may seek to publicly list its shares of common stock if its independent directors believe a public listing would be in the best interests of its stockholders. To date, such a determination has not been made. If KBS Legacy Partners Apartment REIT does not list its shares of common stock on a national securities exchange by January 31, 2020, its charter requires that KBS Legacy Partners Apartment REIT either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached January 31, 2020, none of the actions described in (i) or (ii) above have occurred.

If a majority of the conflicts committee of KBS Legacy Partners Apartment REIT were to determine that liquidation is not then in the best interests of its stockholders, KBS Legacy Partners Apartment REIT’s charter requires that its conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS Legacy Partners Apartment REIT sought and failed to obtain stockholder approval of its liquidation, the KBS Legacy Partners Apartment REIT charter would not require KBS Legacy Partners Apartment REIT to list or liquidate, and the company could continue to operate as before. If KBS Legacy Partners Apartment REIT sought and obtained stockholder approval of its liquidation, it would begin an orderly sale of its assets. The precise timing of such sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to its stockholders. In making the decision to apply for listing of its shares, KBS Legacy Partners Apartment REIT’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with KBS Legacy Partners Apartment REIT, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to the Form 10-K. Many of the materials and reports prepared in connection with KBS Legacy Partners Apartment REIT are also available on its web site at www.kbslegacyreit.com. Neither the contents of that web site nor any of the materials or reports relating to KBS Legacy Partners Apartment REIT are incorporated by reference in or otherwise a part of this prospectus. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that KBS Legacy Partners Apartment REIT files electronically as KBS Legacy Partners Apartment REIT, Inc. with the SEC.

Private Programs

During the 10-year period ended December 31, 2012, KBS investment advisors managed 14 private real estate funds, six of which were multi-investor, commingled funds and eight of which were single-client, separate accounts. All of these private funds were limited partnerships for which affiliates of Messrs. Bren and Schreiber act or acted as a general partner. In all cases, affiliates of Messrs. Bren and Schreiber had responsibility for acquiring, investing, managing, developing and selling the real estate and real estate-related assets of each of the funds. Six of the 14 private funds managed by KBS investment advisors during the 10-year period ended December 31, 2012 used private REITs to structure the ownership of some of their investments.

Five of the 14 private real estate funds managed by KBS investment advisors raised approximately $481.1 million of equity capital from one institutional investor during the 10-year period ended December 31, 2012. The institutional investor investing in the private funds was a public pension fund. During this 10-year period, nine of the 14 private funds managed by KBS investment advisors did not raise any capital as they had completed their respective offering stages.

During the 10-year period ended December 31, 2012, KBS investment advisors acquired 25 real estate investments and invested over $932.8 million in these assets (including equity, debt and reinvestment of income and sales proceeds) on behalf of the five private funds raising capital for new investments during this period. Debt financing was used in acquiring the properties in all of these five private funds.

Each of the private funds managed by KBS investment advisors during the 10-year period ended December 31, 2012 have or had (eight of the funds have been fully liquidated) investment objectives that are similar to ours. Like ours, their primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, they seek to realize growth in the value of their investments by timing asset sales to maximize asset value. In addition, investments in real estate and real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate and financing thereof as well as an understanding of the real estate and real estate-finance markets.

For each of the private funds, the KBS investment advisor has focused on acquiring a diverse portfolio of real estate investments. The KBS investment advisor typically diversified the portfolios of the private funds by property type and geographic region as well as investment size and investment risk. In constructing the portfolios for 12 of the 14 private funds, the KBS investment advisor specialized in acquiring a mix of value-added, enhanced-return and core real estate assets, focusing primarily on value-added and enhanced-return properties. Value-added and enhanced-return assets are assets that are undervalued or that could be repositioned to enhance their value. For two of the 14 private funds, the KBS investment advisor is focusing on the acquisition of core real estate assets.

Substantially all of the assets acquired by the private funds have involved commercial properties. The chart below shows amounts invested (based on purchase price) by property type, during the 10-year period ended December 31, 2012, by KBS investment advisors on behalf of the private funds.

KBS INVESTMENT ADVISORS - PRIVATE PROGRAMS

CAPITAL INVESTED BY PROPERTY TYPE

The KBS investment advisors for the private funds also sought to diversify the investments of the funds by geographic region as illustrated by the chart below. This chart shows investments in different geographic regions by amount invested (based on purchase price) during the 10-year period ended December 31, 2012. KBS investment advisors have emphasized their investment activity within those regions that have exhibited the potential for strong or sustainable growth. All investments by the private funds were within the United States.

KBS INVESTMENT ADVISORS - PRIVATE PROGRAMS

CAPITAL INVESTED BY REGION

In seeking to diversify the portfolios of the private funds by investment risk, KBS investment advisors have purchased both low-risk, high-quality properties and high-quality but under-performing properties in need of repositioning. Substantially all of the properties purchased by the private funds had prior owners and operators.

During the three years ended December 31, 2012, KBS investment advisors invested in three office properties on behalf of the private funds. These properties were geographically located in the East, South and West of the United States. Debt financing was used in acquiring all of these properties.

As stated above, during the 10-year period ended December 31, 2012, KBS investment advisors invested over $932.8 million (including equity, debt and reinvestment of income and sales proceeds) for its clients through five private funds. Of the properties acquired during the 10-year period ended December 31, 2012, KBS investment advisors sold one property on behalf of these five private funds, which represents 4% of all properties these five private funds had acquired during this period. During the 10-year period ended December 31, 2012, KBS investment advisors sold another 79 properties on behalf of the remaining nine funds that did not acquire properties during the period.

Though the private funds were not subject to the up-front commissions, fees and expenses associated with this offering, the private funds have fee arrangements with KBS affiliates structured similarly to ours. The percentage of the fees varied based on the market factors at the time the particular fund was formed. Historically a majority of the private funds paid (i) asset management fees; (ii) acquisition fees; and (iii) real estate commissions, disposition fees and/or incentive fees based on participation interests in the net cash flows of the funds’ assets after achieving a stipulated return for the investors or based on gains from the sale of assets.

The recession that started in the late 1990s resulted in more business failures among smaller tenants typical to Class B buildings. This resulted in higher vacancy rates for these buildings and in real estate funds investing additional capital to cover the costs of re-letting the properties, these events affected the performance of five of the 14 private funds. These private funds also retained the buildings for a longer period of time so that the buildings would be sufficiently leased for disposition. As a result, rental rates on newly leased space and renewals in the buildings owned by these funds decreased. Higher vacancy rates also increased the period of time it took the KBS investment advisors to get the properties to the planned stabilized occupancy level for disposition for these five funds. These adverse market conditions reduced the distributions made by these private funds and may have caused the total returns to investors to be lower than they otherwise would. One of these private funds is still in its operating stage, while the other four funds are fully liquidated.

PRIOR PERFORMANCE TABLES

The tables presented in this section provide summary unaudited information related to the historical experience of KBS REIT I, KBS REIT II, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT. By purchasing shares in this offering, you will not acquire any ownership interest in any funds to which the information in this section relates and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the funds discussed.

The information in this section should be read together with the summary information in this supplement under “Prior Performance Summary.” The following tables are included in this section:

•	Table I – Experience in Raising and Investing Funds;

•	Table II – Compensation to Sponsor;

•	Table III – Operating Results of Prior Programs; and

•	Table V – Sales or Disposals of Properties.

Table IV (Results of Completed Programs) has been omitted since none of the prior public programs sponsored by our sponsors have completed their operations and sold all of their properties during the five years ended December 31, 2012.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

Table I provides a summary of the experience of our sponsors in raising and investing funds for the public programs that had offerings close during the three years ended December 31, 2012. Information is provided as to the manner in which the proceeds of the offering were applied. These programs have investment objectives similar to ours. All percentage amounts except “Percent leveraged” represent percentages of the dollar amount raised for the program.

	KBS REIT II	KBS Strategic Opportunity REIT
Dollar amount offered	$2,000,000,000	$1,000,000,000

Dollar amount raised	$1,820,569,000	$561,769,100

Percentage amount raised	91.0%	56.2%

Percentage available for investment before offering expenses and reserves	100.0%	100.0%

Less offering expenses:

Selling commissions and dealer manager fees	9.2%	8.8%

Organizational and offering expenses	1.1%	1.9%

Reserves	-	-

Percentage available for investment before offering expenses and reserves	89.7%	89.3%

Acquisition costs:
Prepaid items and fees related to purchase of property	-	-

Purchase price (cash down payment) (1)	163.6%	72.9%

Acquisition and origination fees (2)	1.3%	0.5%

Other capitalized costs (3)	1.1%	0.5%

Total acquisition costs (includes mortgage financing) (4)	165.7%	73.9%

Percent leveraged (5)	44.2%	8.1%

Date offering began	4/22/2008 (6)	11/20/2009 (7)

Length of offering (in months)	35 (6)	36 (7)

Months to invest 90% of amount available for investment	44 (6)	N/A (7)

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(1) “Purchase price (cash down payment)” includes both debt- and equity-financed payments. See the “Percent leveraged” line for the approximate percentage of the purchase price financed with mortgage or other debt.

(2) Represents acquisition and origination fees as if they were calculated as a percentage of dollar amount raised. Acquisition and origination fees of KBS REIT II and KBS Strategic Opportunity REIT are calculated as a percentage of purchase price (including leverage used to fund the acquisition or origination) plus other acquisition and origination expenses and are paid to KBS Capital Advisors LLC, the external advisor to both REITs.

(3) “Other capitalized costs” include legal fees, outside broker fees, environmental studies, title and other closing costs.

(4) “Total acquisition costs” include the cash down payment, acquisition and origination fees, acquisition and origination expenses and mortgage or other financing.

(5) “Percent leveraged” represents financing outstanding as of December 31, 2012 divided by total acquisition or origination cost for properties and other investments acquired.

(6) KBS REIT II is a publicly registered, non-traded REIT. KBS REIT II launched its initial public offering on April 22, 2008. On June 24, 2008, KBS REIT II broke escrow in its initial public offering and then commenced real estate operations. KBS REIT II ceased offering shares of common stock in its primary offering on December 31, 2010. KBS REIT II continues to issue shares under its dividend reinvestment plan; dollar amount of shares offered under and proceeds from the dividend reinvestment plan are omitted from Table I. With proceeds from its initial public offering and debt financing, KBS REIT II acquired 27 real estate properties, a leasehold interest in one industrial property, eight real estate loans receivable and an investment in real estate securities through December 31, 2012.

(7) KBS Strategic Opportunity REIT is a publicly registered, non-traded REIT. KBS Strategic Opportunity REIT launched its initial public offering on November 20, 2009. On April 19, 2010, KBS Strategic Opportunity REIT broke escrow in its initial public offering and then commenced real estate operations. KBS Strategic Opportunity REIT ceased offering shares of common stock in its primary offering on November 14, 2012. KBS Strategic Opportunity REIT continues to issue shares under its dividend reinvestment plan; dollar amount of shares offered under and proceeds from the dividend reinvestment plan are omitted from Table I. With proceeds from its initial public offering and debt financing, KBS Strategic Opportunity REIT acquired or originated six real estate properties, one office campus consisting of nine office buildings, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, nine real estate loans receivable, 1,375 acres of undeveloped land and an investment in an unconsolidated joint venture through December 31, 2012. Subsequent to KBS Strategic Opportunity REIT’s acquisition of these investments, the portfolio composition changed as a result of KBS Strategic Opportunity REIT’s having either foreclosed on or otherwise received title to the properties which secured six of its original investments in real estate loans receivable and as a result of the payoff of one real estate loan receivable by the borrower under such loan.

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

Table II summarizes the amount and type of compensation paid to KBS affiliates during the three years ended December 31, 2012 in connection with (1) each public program sponsored by our sponsors that had offerings close during this period and (2) all other public programs that have made payments to KBS affiliates during this period. Each of the programs represented has investment objectives similar to ours. All figures are as of December 31, 2012.

	KBS REIT I (3)	KBS REIT II (4)	KBS Strategic Opportunity REIT (5)	KBS Legacy (6)
Date offering commenced	(3)	(4)	(5)	(6)
Dollar amount raised	$1,936,784,000	$2,026,871,000	$574,399,000	$127,913,000
Amount paid to sponsor from proceeds of offering:
Underwriting fees (1)	$-	$21,286,000	$13,396,000	$2,328,000
Acquisition fees:
- real estate commissions	-	-	-	-
- advisory fees (2)	-	19,118,000	3,910,000	2,475,000
- other	-	-	-	-
Other	-	-	-	-
Dollar amount of cash generated from operations before deducting payments to sponsors	$171,060,000	$353,866,000	$(4,039,000)	$(862,000)
Amount paid to sponsor from operations:
Property management fees	$-	$-	$-	$106,000
Partnership and asset management fees	44,175,000	52,448,000	2,068,000	1,950,000
Reimbursements	344,000	361,000	640,000	1,033,000
Leasing commissions	-	-	-	-
Construction management fees	-	-	-	-
Loan servicing fees	-	-	-	-
Dollar amount of property sales and refinancing before deducting payments to sponsors
- cash	$1,160,434,000	$13,635,000	$1,864,000	$-
- notes	-	-	-	-
Amounts paid to sponsor from property sales and refinancing:
-Real estate commissions	$-	$-	$-	$-
-Disposition fees	11,075,000	1,418,000	21,000	-
- Incentive fees	-	-	-	-
- Other	-	-	-	-

TABLE II

COMPENSATION TO SPONSOR (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(1) Underwriting fees include (i) dealer manager fees paid to the KBS-affiliated dealer manager that are not reallowed to participating broker-dealers as a marketing fee, (ii) the reimbursed portion of a dual employee’s salary paid by the KBS-affiliated dealer manager attributable to time spent planning and coordinating training and education meetings on behalf of the respective program, (iii) the reimbursed travel, meal and lodging costs of wholesalers and other registered persons of the KBS-affiliated dealer manager attending retail conferences and training and education meetings, (iv) reimbursed costs for promotional items for broker-dealers paid for by the KBS-affiliated dealer manager, (v) reimbursed legal fees paid for by the KBS-affiliated dealer manager and (vi) reimbursed attendance and sponsorship fees incurred by employees of the KBS-affiliated dealer manager and its affiliates to attend retail conferences sponsored by participating broker-dealers and other meetings with participating broker-dealers.

(2) Advisory fees are acquisition fees and origination fees that are calculated as a percentage of purchase price (including any debt used to fund the acquisition or origination) plus acquisition or origination expenses and are paid to the advisor of each program.

(3) KBS REIT I is a publicly registered, non-traded REIT. KBS REIT I launched its initial public offering on January 27, 2006. On July 5, 2006, KBS REIT I broke escrow in its initial public offering and then commenced real estate operations. KBS REIT I ceased offering shares of common stock in its primary offering on May 30, 2008. KBS REIT I terminated its dividend reinvestment plan effective April 10, 2012; proceeds from the dividend reinvestment plan are included in “Dollar amount raised.” With proceeds from its initial public offering and debt financing, KBS REIT I acquired 64 real estate properties, one master lease, 21 real estate loans receivable and two investments in securities directly or indirectly backed by commercial mortgage loans. As discussed under “Prior Performance Summary - KBS REIT I” in this supplement, subsequent to KBS REIT I’s acquisition of these properties, loans and other investments, KBS REIT I’s portfolio composition changed as a result of the restructuring of certain investments, KBS REIT I taking title to properties underlying investments in loans that became impaired or under which the borrower defaulted, the sale of assets and the repayment of debt investments.

(4) KBS REIT II is a publicly registered, non-traded REIT. KBS REIT II launched its initial public offering on April 22, 2008. On June 24, 2008, KBS REIT II broke escrow in its initial public offering and then commenced real estate operations. KBS REIT II ceased offering shares of common stock in its primary offering on December 31, 2010. KBS REIT II continues to issue shares under its dividend reinvestment plan; proceeds from the dividend reinvestment plan are included in “Dollar amount raised” in this table, but are omitted from Table I. With proceeds from its initial public offering and debt financing, KBS REIT II acquired 27 real estate properties, a leasehold interest in one industrial property, eight real estate loans receivable and an investment in real estate securities through December 2012. For more information about this program’s experience in raising capital, see Table I.

(5) KBS Strategic Opportunity REIT is a publicly registered, non-traded REIT. KBS Strategic Opportunity REIT launched its initial public offering on November 20, 2009. On April 19, 2010, KBS Strategic Opportunity REIT broke escrow in its initial public offering and then commenced real estate operations. KBS Strategic Opportunity REIT ceased offering shares of common stock in its primary offering on November 14, 2012. KBS Strategic Opportunity REIT continues to issue shares under its dividend reinvestment plan; proceeds from the dividend reinvestment plan are included in “Dollar amount raised” in this table, but are omitted from Table I. As of December 31, 2012, KBS Strategic Opportunity REIT acquired or originated nine first mortgage loans, six real estate properties, one office portfolio consisting of five office buildings and 43 acres of undeveloped land, one office campus consisting of nine office buildings, 1,375 acres of undeveloped land and an investment in an unconsolidated joint venture. Subsequent to KBS Strategic Opportunity REIT’s acquisition of these investments, the portfolio composition changed as a result of KBS Strategic Opportunity REIT’s having either foreclosed on or otherwise received title to the properties which secured six of its original investments in real estate loans receivable. The borrower under one of KBS Strategic Opportunity REIT’s original investments in real estate loans receivable paid off such loan after it had been acquired.

(6) KBS Legacy Partners Apartment REIT is a publicly registered, non-traded REIT. KBS Legacy Partners Apartment REIT launched its initial public offering on March 12, 2010 and then commenced real estate operations. On December 9, 2010, KBS Legacy broke escrow in its initial public offering. From commencement of its offering through December 31, 2012, KBS Legacy Partners Apartment REIT had sold 12,882,304 shares in its initial public offering for gross offering proceeds of $127.9 million, including 271,507 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.6 million. KBS Legacy Partners Apartment REIT ceased offering shares in its initial public offering on March 12, 2013. On March 8, 2013, KBS Legacy Partners Apartment REIT launched a follow-on offering pursuant to which it is offering up to $2,000,000,000 of shares of common stock in a primary offering and up to $760,000,000 of shares pursuant to a dividend reinvestment plan. As of December 31, 2012, KBS Legacy Partners Apartment REIT had acquired six apartment communities.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

This table summarizes the operating results of public programs sponsored by our sponsors that have had offerings close during the five years ended December 31, 2012. For these programs, this table shows: the income or loss of such programs (based upon U.S. generally accepted accounting principles (“GAAP”)); the cash they generated from operations, sales and refinancings; and information regarding cash distributions. Each of these programs represented has investment objectives similar to ours. All figures are as of December 31 of the year indicated, except as otherwise noted.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

	KBS REIT I
	2008	2009	2010	2011 (6)	2012
Gross revenues	$282,641,000	$285,077,000	$255,919,000	$317,838,000	$417,275,000
Profit on sale of properties	-	-	7,657,000	5,275,000	53,818,000
Less: Operating expenses (1)	(86,767,000)	(106,282,000)	(103,776,000)	(169,803,000)	(236,642,000)
Interest expense	(68,303,000)	(60,931,000)	(59,007,000)	(89,669,000)	(115,257,000)
Depreciation	(97,021,000)	(120,311,000)	(80,673,000)	(110,039,000)	(140,063,000)
Loss on derivative instruments	(303,000)	(8,000)	-	-	-
Provision for loan losses	(104,000,000)	(178,813,000)	(11,046,000)	(11,999,000)	(142,000)
Impairment charge on real estate	-	-	(123,453,000)	(52,577,000)	(69,100,000)
Other-than-temporary impairment of marketable real estate securities	(50,079,000)	(5,067,000)	-	-	-
Gain from extinguishment of debt	-	-	-	115,531,000	21,513,000
Gain on real estate securities	-	-	-	-	25,456,000
Net loss (income) attributable to noncontrolling interest	3,205,000	3,369,000	24,027,000	(23,895,000)	-

Net loss - GAAP basis	$(120,627,000)	$(182,966,000)	$(90,352,000)	$(19,338,000)	$(43,142,000)

Taxable income (loss):
From operations	$66,263,000	$51,646,000	$6,558,000	$(78,681,000)	$(61,635,000)
From gain (loss) on sale	-	-	(17,110,000)	(70,182,000)	(17,311,000)
Cash generated from operations	115,178,000	99,738,000	53,388,000	39,059,000	34,438,000
Cash generated from sales	-	-	120,021,000	197,253,000	899,213,000
Cash generated from refinancing	-	-	-	-	-

Total cash generated (deficiency) from operations, sales and refinancing	115,178,000	99,738,000	173,409,000	236,312,000	933,651,000
Less: Cash distributions to investors (2)
- From operating cash flow	(104,264,000)	(108,811,000)	(92,648,000)	(98,775,000)	(16,228,000)
- From sales and refinancing	-	-	(3,113,000)	-	-
- Other	-	-	-	-	-

Cash generated (deficiency) after cash distributions	10,914,000	(9,073,000)	77,648,000	137,537,000	917,423,000
Less: Special items (not including sales and refinancing)	-	-	-	-	-

Cash generated (deficiency) after cash distributions and special items	$10,914,000	$(9,073,000)	$77,648,000	$137,537,000	$917,423,000

Tax and Distribution Data per $1,000 Invested (3)
Federal Income Tax Results (4):
Ordinary income (loss)
- from operations	$45	$29	$4	$(42)	$(32)
- from recapture	-	-	-	-	-
Capital gain (loss)	-	-	(9)	(37)	(9)
Cash distributions to investors (2)
Source (on GAAP basis)
- from investment income	44	33	2	-	-
- from return of capital	26	28	51	53	8

Total distribution on GAAP basis	$70	$61	$53	$53	$8

Source (on cash basis)
- from sales	$-	$-	$2	$-	$-
- from refinancing	-	-	-	-	-
- from operations	70	61	51	53	8
- from other	-	-	-	-	-

Total distributions on cash basis	$70	$61	$53	$53	$8

Amounts (in percentage terms) remaining invested in program properties as of December 31, 2012 (5)	100%	100%	97%	73%	51%

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(1) Operating expenses include all general and administrative expenses.

(2) Cash distributions to investors include distributions reinvested.

(3) Tax and distribution data per $1,000 invested calculated based on weighted-average capital invested.

(4) Federal income tax results are based on preliminary calculations. Actual federal income tax results may vary.

(5) Calculated as original total acquisition and origination cost of all investments held as of December 31, 2012 divided by original total acquisition and origination cost of investments made.

(6) On September 1, 2011, KBS REIT I entered into a Collateral Transfer and Settlement Agreement with, among other parties, GKK Stars Acquisition LLC, the wholly owned subsidiary of Gramercy Capital Corp. (“Gramercy”) that indirectly owned the Gramercy real estate portfolio, to effect the orderly transfer of certain assets and liabilities of the Gramercy real estate portfolio to KBS REIT I in satisfaction of certain debt obligations owed by wholly owned subsidiaries of Gramercy to KBS REIT I. More information related to this transaction may be found in KBS REIT I’s Annual Reports on Form 10-K for the years ended December 31, 2011 and 2012, each filed with the SEC.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

	KBS REIT II
	2008	2009	2010	2011	2012
Gross revenues	$14,676,000	$76,033,000	$160,406,000	$320,260,000	$348,635,000
Profit on sale of properties	-	119,000	-	-	17,384,000
Less: Operating expenses (1)	(5,939,000)	(25,464,000)	(73,823,000)	(129,474,000)	(133,875,000)
Interest expense	(6,974,000)	(28,105,000)	(19,389,000)	(50,554,000)	(58,624,000)
Depreciation	(4,345,000)	(10,164,000)	(61,686,000)	(118,439,000)	(125,146,000)

Net income (loss) - GAAP basis	$(2,582,000)	$12,419,000	$5,508,000	$21,793,000	$48,374,000

Taxable income:
From operations	$378,000	$19,298,000	$49,162,000	$67,225,000	$75,227,000
From gain (loss) on sale	-	244,000	-	-	26,307,000
Cash generated from operations	4,870,000	29,937,000	59,523,000	113,226,000	128,669,000
Cash generated from sales	-	-	-	-	97,147,000
Cash generated from refinancing	-	-	-	-	-

Total cash generated from operations, sales and refinancing	4,870,000	29,937,000	59,523,000	113,226,000	225,816,000
Less: Cash distributions to investors (2)
- From operating cash flow	(4,941,000)	(41,272,000)	(81,843,000)	(123,219,000)	(124,062,000)
- From sales and refinancing	-	-	-	-	-
- Other	-	-	-	-	-

Cash generated (deficiency) after cash distributions	(71,000)	(11,335,000)	(22,320,000)	(9,993,000)	101,754,000
Less: Special items (not including sales and refinancing)	-	-	-	-	-

Cash generated (deficiency) after cash distributions and special items	$(71,000)	$(11,335,000)	$(22,320,000)	$(9,993,000)	$101,754,000

Tax and Distribution Data per $1,000 Invested (3)
Federal Income Tax Results (4):
Ordinary income (loss)
- from operations	$5	$30	$39	$35	$39
- from recapture	-	-	-	-	-
Capital gain (loss)	-	-	-	-	14
Cash distributions to investors (2)
Source (on GAAP basis)
- from investment income	6	30	40	35	39
- from return of capital	-	35	25	30	26

Total distribution on GAAP basis	$6	$65	$65	$65	$65

Source (on cash basis)
- from sales	$-	$-	$-	$-	$-
- from refinancing	-	-	-	-	-
- from operations	6	65	65	65	65
- from other	-	-	-	-	-

Total distributions on cash basis	$6	$65	$65	$65	$65

Amounts (in percentage terms) remaining invested in program properties as of December 31, 2012 (5)	100%	100%	100%	100%	98%

(1) Operating expenses include all general and administrative expenses.

(2) Cash distributions to investors include distributions reinvested.

(3) Tax and distribution data per $1,000 invested calculated based on weighted-average capital invested.

(4) Federal income tax results are based on preliminary calculations. Actual federal income tax results may vary.

(5) Calculated as original total acquisition and origination cost of all investments held as of December 31, 2012 divided by original total acquisition and origination cost of investments made.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

	KBS STRATEGIC OPPORTUNITY REIT
	2009	2010	2011	2012
Gross revenues	$-	$326,000	$4,395,000	$20,122,000
Profit on sale of properties	-	-	-	951,000
Less: Operating expenses (1)	(7,000)	(2,089,000)	(8,677,000)	(19,926,000)
Interest expense	-	-	(313,000)	(2,505,000)
Depreciation	-	(212,000)	(3,204,000)	(9,532,000)
Loss on derivative instruments	-	-	-	-
Gain on extinguishment of debt	-	-	-	581,000
Gain on sale of real estate securities	-	-	-	214,000
Minority interest in net loss of consolidated entity	-	-	218,000	333,000

Net income (loss) - GAAP basis	$(7,000)	$(1,975,000)	$(7,581,000)	$(9,762,000)

Taxable income:
From operations	$(7,000)	$(1,570,000)	$(2,133,000)	$562,000
From gain (loss) on sale	-	-	-	899,000
Cash generated from operations	(7,000)	(1,572,000)	(3,507,000)	(1,028,000)
Cash generated from sales	-	-	-	24,689,000
Cash generated from refinancing	-	-	-	-

Total cash generated from operations, sales and refinancing	(7,000)	(1,572,000)	(3,507,000)	23,661,000
Less: Cash distributions to investors (2)
- From operating cash flow	-	-	(6,405,000)	(12,885,000)
- From sales and refinancing	-	-	-	-
- Other	-	-	-	-

Cash generated (deficiency) after cash distributions	(7,000)	(1,572,000)	(9,912,000)	10,776,000
Less: Special items (not including sales and refinancing)	-	-	-	-

Cash generated (deficiency) after cash distributions and special items	$(7,000)	$(1,572,000)	$(9,912,000)	$10,776,000

Tax and Distribution Data per $1,000 Invested (3)
Federal Income Tax Results (4):
Ordinary income (loss)
- from operations	$(35)	$(94)	$(19)	$(2)
- from recapture	-	-	-	-
Capital gain (loss)	-	-	-	3
Cash distributions to investors (2)
Source (on GAAP basis)
- from investment income	-	-	-	-
- from return of capital	-	-	30	40

Total distribution on GAAP basis	$-	$-	$30	$40

Source (on cash basis)
- from sales	$-	$-	$-	$2
- from refinancing	-	-	-	-
- from operations	-	-	30	38
- from other	-	-	-	-

Total distributions on cash basis	$-	$-	$30	$40

Amounts (in percentage terms) remaining invested in program properties as of December 31, 2012 (5)	100%	100%	100%	98%

(1) Operating expenses include all general and administrative expenses.

(2) Cash distributions to investors include distributions reinvested.

(3) Tax and distribution data per $1,000 invested calculated based on weighted-average capital invested.

(4) Federal income tax results are based on preliminary calculations. Actual federal income tax results may vary.

(5) Calculated as original total acquisition and origination cost of all investments held as of December 31, 2012 divided by original total acquisition and origination cost of investments made.

TABLE V

SALES OR DISPOSALS OF PROPERTIES

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

Table V presents summary information with respect to the results of sales or disposals of properties by public programs sponsored by our sponsors during the three years ended December 31, 2012. The table includes information about the sales proceeds received, the cash invested in the properties, the taxable gain or loss from the sales and the cash flow from the operation of the properties. Each of the programs represented has investment objectives similar to ours.

TABLE V

SALES OR DISPOSALS OF PROPERTIES (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

			Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties Including Closing and Soft Costs
Property (1)	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Sale	Adjustments Resulting from Application of GAAP	Total (2)	Original Mortgage Financing	Total Acquisition Costs, Capital Improvements Closing and Soft Costs(3)	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures (4)
KBS REIT I (5) (6)
18301 Von Karman (7)	10/09	6/10	$40,556,638	$-	$-	$-	$40,556,638	$-	$62,677,650	$62,677,650	$(1,809,830)
Southpark Commerce Center II	11/06	10/10	12,493,719	18,000,000	-	-	30,493,719	23,200,000	6,730,006	29,930,006	7,441,706
625 Second Street	1/07	9/11	20,142,474	33,700,000	-	-	53,842,474	33,700,000	25,048,203	58,748,203	8,749,022
Midland Industrial Buildings	12/06	9/11	14,727,904	10,000,000	-	-	24,727,904	32,750,000	5,212,441	37,962,441	13,890,369
Cardinal Health	7/07	9/11	522,440	11,977,707	-	-	12,500,147	7,776,081	4,475,544	12,251,625	3,465,028
Cedar Bluffs Business Center	7/07	9/11	310,559	4,627,000	-	-	4,937,559	4,627,000	2,868,123	7,495,123	1,472,607
Crystal Park II-Buildings D & E	7/07	9/11	1,571,684	11,330,000	-	-	12,901,684	13,219,338	9,754,873	22,974,211	10,632,603
Park 75-Dell	7/07	9/11	2,262,954	9,955,000	-	-	12,217,954	11,534,521	7,906,456	19,440,977	10,635,660
Advo-Valassis Building	7/07	9/11	899,927	4,823,500	-	-	5,723,427	5,508,058	3,262,069	8,770,127	3,947,685
Suwanee Pointe	5/08	9/11	6,394,489	9,790,000	-	-	16,184,489	9,790,000	8,921,652	18,711,652	3,635,043
9815 Goethe Rd.	6/07	9/11	12,990,169	-	-	-	12,990,169	-	19,093,975	19,093,975	8,679,211
Sabal Pavilion	7/06	12/11	5,924,718	14,700,000	-	-	20,624,718	25,170,137	2,832,779	28,002,916	4,856,783
Five Tower Bridge	10/08	1/12	27,469,874	40,162,087	-	-	67,631,961	41,000,000	37,938,736	78,938,736	11,705,404
2200 West Loop	9/07	1/12	10,329,574	17,426,000	-	-	27,755,574	17,426,000	18,344,454	35,770,454	9,008,847
Kensington	3/07	2/12	6,614,345	18,500,000	-	-	25,114,345	18,500,000	12,857,510	31,357,510	5,701,712
Hartman Business Center	7/07	6/12	75,994	15,525,091	-	-	15,601,085	9,479,000	4,781,556	14,260,556	3,574,852
South Towne I & II	11/07	6/12	15,516,189	27,500,000	-	-	43,016,189	25,200,000	24,534,196	49,734,196	6,464,880
Plano Corporate Center	8/07	8/12	6,966,919	30,591,000	-	-	37,557,919	30,591,000	12,279,275	42,870,275	4,035,887
Patrick Henry	11/07	8/12	227,334	13,431,680	-	-	13,659,014	11,100,000	9,287,534	20,387,534	6,118,991
Greenbriar	11/07	9/12	11,999,715	-	-	-	11,999,715	10,200,000	6,425,135	16,625,135	6,550,833
Great Oaks- SunGard	8/08	11/12	3,361,730	9,000,000	-	-	12,361,730	6,352,000	5,693,605	12,045,605	5,242,228
Rickenbacker IV	8/07	11/12	5,497,209	6,096,903	-	-	11,594,112	-	15,265,382	15,265,382	4,340,505

KBS REIT II
Hartman II	4/10	6/12	$5,454,169	$6,755,627	$-	$-	$12,209,796	$-	$10,926,522	$10,926,522	$1,534,061

KBS Strategic Opportunity REIT
10564 Roseville	9/10	1/12	$1,143,062	$-	$-	$-	$1,143,062	$-	$1,149,374	$1,149,374	$509,099
Land- Roseville Commerce Center	9/10	5/12	709,055	-	-	-	709,055	-	653,400	653,400	(12,815)

TABLE V

SALES OR DISPOSALS OF PROPERTIES (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(1) Table V includes information only with respect to the results of sales or disposals of real properties. Sales, disposals, restructuring, pay-offs, discounted payoffs and settlements of investments in loans and real estate-related investments are omitted from Table V. For information with respect to loan investments by public programs, see the “Prior Performance Summary.” Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with public programs sponsored by our sponsors, including a copy of the most recent Annual Reports on Form 10-K filed with the SEC.

(2) See also the table immediately below that sets forth the allocation of taxable gain (loss) associated with individual property sales between capital gain (loss) and ordinary gain (loss).

(3) Total acquisition costs, capital improvements and soft costs is gross of depreciation and impairments. Acquisition costs include acquisition fees paid to the program’s advisor. Soft costs include legal fees, environmental studies, title and closing costs related to the acquisition and closing of the asset. Amounts shown do not include pro rata share of program offering costs nor do they include any program administration costs not related to the operation of the property.

(4) Does not include any program administration costs not related to the operation of the property.

(5) This table does not include KBS REIT I’s agreement in lieu of foreclosure to transfer the National Industrial Portfolio properties to an affiliate of the lender of certain mortgage and mezzanine loans related to the properties.

(6) On September 1, 2011, KBS REIT I entered into a Collateral Transfer and Settlement Agreement with, among other parties, GKK Stars Acquisition LLC, the wholly owned subsidiary of Gramercy Capital Corp. (“Gramercy”) that indirectly owned the Gramercy real estate portfolio, to effect the orderly transfer of certain assets and liabilities of the Gramercy real estate portfolio to KBS REIT I in satisfaction of certain debt obligations owed by wholly owned subsidiaries of Gramercy to KBS REIT I. Pursuant to the Collateral Transfer and Settlement Agreement, the subsidiaries of Gramercy transferred to KBS REIT I the equity interests in the indirect owners of or holders of leasehold interests in approximately 867 properties (the “GKK Properties”). Through December 31, 2012, KBS REIT I has sold or terminated the leasehold interests in 198 GKK Properties for net sales proceeds of $586.6 million. The original purchase price allocated to these properties was $551.3 million. In addition, as of December 31, 2012, KBS REIT I has transferred 146 GKK Properties to the respective lenders of the mortgage loans for which these properties served as security, in exchange for the release from the debt outstanding and other obligations related to, these mortgage loans. The purchase price allocated to these properties was $210.9 million and the carrying value of the debt and accrued liabilities extinguished was $209.8 million.

(7) During the year ended December 31, 2009, KBS REIT I received a deed-in-lieu of foreclosure in satisfaction of the amounts due under its investment in the 18301 Von Karman Loans. KBS REIT I gained control of the collateral securing these loans, which it subsequently sold in June 2010. The acquisition cost of this property reflects the original acquisition cost of the loan investment.

TABLE V

SALES OR DISPOSALS OF PROPERTIES (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

This table sets forth the allocation of taxable gain (loss) associated with individual property sales between capital gain (loss) and ordinary gain (loss) for properties sold by public programs sponsored by our sponsors during the three years ended December 31, 2012.

	Taxable Gain	Capital Gain	Ordinary Gain
Property	(Loss)	(Loss)	(Loss)
KBS REIT I
18301 Von Karman	$(17,109,794)	$(17,109,794)	$-
Southpark Commerce Center II	3,113,441	3,113,441	-
625 Second Street	3,083,170	3,083,170	-
Midland Industrial Buildings	(8,850,447)	(8,850,447)	-
Cardinal Health	1,314,117	1,314,117	-
Cedar Bluffs Business Center	(1,569,723)	(1,569,723)	-
Crystal Park II-Buildings D & E	(7,311,409)	(7,311,409)	-
Park 75-Dell	(4,177,941)	(4,177,941)	-
Advo-Valassis Building	(1,843,904)	(1,843,904)	-
Suwanee Pointe	(517,569)	(517,569)	-
9815 Goethe Rd.	(3,847,225)	(3,847,225)	-
Sabal Pavilion	(3,433,725)	(3,433,725)	-
Five Tower Bridge	(8,228,050)	(8,228,050)	-
2200 West Loop	(7,640,303)	(7,640,303)	-
Kensington	(2,473,555)	(2,473,555)	-
Hartman Business Center	801,502	801,502	-
South Towne I & II	(5,465,182)	(5,465,182)	-
Plano Corporate Center	(6,791,086)	(6,791,086)	-
Patrick Henry	(5,992,659)	(5,992,659)	-
Greenbriar	(4,475,065)	(4,475,065)	-
Great Oaks- SunGard	2,545,975	2,545,975	-
Rickenbacker IV	(3,482,226)	(3,482,226)	-

KBS REIT II
Hartman II	$1,548,636	$1,548,636	$-

KBS Strategic Opportunity REIT
10564 Roseville	$486,079	$486,079	$-
Land- Roseville Commerce Center	54,911	54,911	-